Exhibit 99.1

Sea Limited to Hold Annual General Meeting on September 22, 2023

Singapore, August 31, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced that it will hold its annual general meeting of shareholders (“AGM”) at Kent Ridge Guild House, 9 Kent Ridge Drive, Singapore 119241, at 10.30 a.m. Singapore Time on September 22, 2023.

No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and owners and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on September 12, 2023, New York Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of this AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0005 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Owners and holders of the Company’s ADSs on the Record Date are welcome to attend the AGM in person with valid proof of identification and ADS ownership as of the close of business on the Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date.

Shareholders and owners and holders of the Company’s ADSs planning to attend the AGM in person are required to contact the Company via email at ir@sea.com by September 15, 2023 Singapore Time to indicate their interest. Due to venue capacity constraints, the number of attendees of the AGM will be limited and only those who have received an email confirmation from the Company by September 20, 2023 Singapore Time should attend.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at https://www.sea.com/investor/home. Sea has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission. Sea’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at www.sec.gov. Shareholders and owners and holders of the Company’s ADSs may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting the Company at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

For more information, visit www.sea.com